August 22,2006

VIA EDGAR

Mr. Josh Forgione

Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	The Frontier Fund (the “Trust”)

Form 10-K for the year ended December 31, 2005

Filed March 15, 2006

File No. 000-51274

Dear Mr. Forgione:

This letter is being sent to you to address the comments you raised in your letter dated August 10, 2006 (the “Comment Letter”), addressed to S. Brent Bales, the Chief Financial Officer of Equinox Fund Management, LLC, the managing owner of the Trust (the “Managing Owner”). In response to the comments set forth in the Comment Letter, please see our responses in the order such comments were made in the Comment Letter.

Form 10-K for the year ended December 31, 2005

Note 2. Significant Accounting Policies, pages F-12 - F-14

Basis of Presentation, page F-13

1.	We note that you consolidate trading companies in which a series has a majority controlling interest. Based on your disclosure, it appears that as of December 31, 2005, Frontier Trading Company I is consolidated by the Balanced Series and Frontier Trading Company III is consolidated by the Currency Series. This appears to conflict with your disclosure in Note 3 which indicates that the Balanced Series and Currency Series accounted for investments in Frontier Trading Companies I and III, respectively, using the equity method. Please reconcile this apparent discrepancy. In addition, please clarify who owns the non-controlling interest in each of your Trading Companies.

Response:

The disclosure in footnote 3 represents the minority equity investment of each respective series of the Trust (each, a “Series”) in trading companies (each, a “Trading Company”) at December 31, 2005 that are not consolidated into the respective Series, and the operating results from such minority investment. These are the balances reported as “Investments in unconsolidated trading companies” on the Statements of Financial Condition, and the “Equity in earnings from trading company” on the Condensed Statements of Operations.

The Balanced Series had invested $3,949,182 as of December 31, 2005 in Trading Companies that are not consolidated into the Balanced Series at that date, namely, Frontier Trading Company III, LLC (“Frontier Trading Company III”) and Frontier Trading Company V, LLC (“Frontier Trading Company V”). The table in footnote 3 is unintentionally misstated by listing Frontier Trading Company I, LLC (“Frontier Trading Company I”) under the Balanced Series, whereas the $3,949,182 was actually the aggregate investment by the Balanced Series in Frontier Trading Company III and Frontier Trading Company V. Upon review of Staff Accounting Bulletin Number 99, the Trust believes that the judgment of a reasonable person relying upon the report would not have been changed or influenced by the inclusion of this verbal misstatement or its correction. The Trust therefore believes this qualitative factor to be immaterial to the financial statements and that restatement is not necessary. Future comparable presentations will be corrected.

The Balanced Series is the owner of one hundred percent (100%) of the outstanding limited liability company interests of Frontier Trading Company I and therefore consolidated that Trading Company into the financial statements for the Balanced Series. Frontier Trading Company I does not belong in footnote 3 since it is consolidated within the Balanced Series and has no minority ownership.

Frontier Trading Company III was deconsolidated from the Balanced Series on December 22, 2005, as of which date the Currency Series owned a majority of the outstanding limited liability company interests of Frontier Trading Company III. Thus, prior operating results of Frontier Trading Company III were partially attributable to the Currency Series minority ownership in Frontier Trading Company III, but as of December 31, 2005, Currency Series reports no minority equity interest in the fair value of Frontier Trading Company III since it consolidates such interest.

2.	Please clarify, if true, whether the equity method investment represents each Series ownership interest in the cash held at futures commodities merchants and open trade equity in the respective Trading Companies.

Response:

It is correct that the minority equity investment of each Series’ ownership of a Trading Company (or Trading Companies) represents its share of the cash held at futures commission merchants and open trade equity in the respective Trading Companies. For example, the Beach Series holds a minority interest in Frontier Trading Company II, LLC (“Frontier Trading Company II”), which is consolidated into the Balanced Series. All of Frontier Trading Company II’s cash held at futures commission merchants and open trade equity is therefore included in those respective lines of the Balanced Series, whereas none is included on those lines for the Beach Series (which has no ownership in any other Trading Company). The Beach Series’ $626,070 investment in unconsolidated Trading Companies represents its portion of cash held at futures commission merchants and open trade equity by Frontier Trading Company II, and is therefore also part of the minority interests of the Balanced Series.

3.	We note that you have presented disaggregated financial statements for each Series in the Trust rather than consolidated financial statements of the Trust. Please tell us why you do not also present consolidated financial statements of the Trust and the accounting literature you rely on that supports your presentation.

Response:

The Trust was formed as a Delaware statutory trust and issues separate Series of units of beneficial interest in the Trust (“Units”) in segregated pools of assets of the Trust pursuant to the requirements of the Delaware Statutory Trust Act, as amended (the “Trust Act”). Accordingly, each Series of the Trust is separate and distinct, as disclosed in the prospectus filed as part of the Trust’s registration statements on Form S-1. The Trust employs different commodity trading advisors (each, a “Trading Advisor”) to manage the assets of each Series pursuant to varying trading strategies. Investors in the Trust may decide to invest in one or more Series based upon such differing trading strategies and the programs of the Trading Advisor or Trading Advisors employed by each Series. Investors are not able to invest in the Trust overall and may only invest in one or more Series. Consequently, the Series have different investors and capital.

The Trust has been formed in a manner such that the Trust, with respect to each Series, will be liable only for obligations attributable to such Series and investors will not be subject to the losses or liabilities of any Series in which they have not invested. Accordingly, the debts, liabilities, obligations, claims and expenses incurred, contracted for or otherwise existing solely with respect to a particular Series are enforceable against the assets of that Series only, and not against the assets of the Trust generally or the assets of any other

Series. Furthermore, the assets of any particular Series include only those funds and other assets that are paid to, held by or distributed to the Trust on account of and for the benefit of that Series, including, without limitation, funds delivered to the Trust for the purchase of Units in a Series. This limitation on liability is referred to as the “Inter-Series Limitation on Liability” and is expressly provided for under Section 3804(a) of the Trust Act, which provides that if certain conditions (as set forth in Section 3804(a) of the Trust Act) are met, then the debts of any particular Series will be enforceable only against the assets of such Series and not against the Trust generally.

Therefore, as the Series of the Trust are separate and distinct from each other, and as investors are only able to purchase Units in a particular Series, not in the Trust as a whole, an investor evaluating its investment in the Trust would need to consult the information for that particular Series, including the Series’ financial statements. Similarly, a potential investor considering an investment in the Trust would need to consult the information (including financial statements) for the Series in which it is considering an investment. Aggregation of the financial statements of the Series into one set of financial statements for the Trust would not be meaningful to any of the investors, or prospective investors.

In light of the foregoing, we trust that no further response to the Comment Letter is required.

In connection with the above response to the Comment Letter, the Managing Owner and the Trust hereby acknowledge that:

•	the Trust is responsible for the adequacy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

The Frontier Fund
(Registrant)

By:	/s/ S. Brent Bales
S. Brent Bales
Chief Financial Officer of
Equinox Fund Management, LLC, the
Managing Owner of The Frontier Fund